EXHIBIT 99.1

Brookfield Renewable to Issue C$500 Million of Green Bonds

BROOKFIELD, News, Jan. 13, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield Renewable”) today announced that it has agreed to issue C$500 million aggregate principal amount of Series 20 Notes (the “Notes”), due January 15, 2056, which will bear interest at a rate of 5.204% per annum.

Brookfield Renewable Partners ULC, a subsidiary of Brookfield Renewable, will be the issuer of the Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated September 26, 2025 and a related prospectus supplement and pricing supplement to be dated January 13, 2026. The issue is expected to close on or about January 15, 2026 subject to customary closing conditions.

The Notes will represent Brookfield Renewable’s eighteenth green labelled corporate securities issuance in North America. Brookfield Renewable intends to use the net proceeds from the sale of the Notes to fund Eligible Investments (as defined in Brookfield Renewable’s 2024 Green Financing Framework (the “Green Financing Framework”)), including to repay indebtedness incurred in respect thereof. The Green Financing Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The Notes have been rated BBB+ by S&P Global Ratings, BBB (high) with a stable trend by DBRS Limited and BBB+ by Fitch Ratings.

The Notes are being offered through a syndicate of agents led by TD Securities, CIBC Capital Markets, National Bank Capital Markets, BMO Capital Markets, RBC Capital Markets and Scotiabank, and including Desjardins, BNP Paribas, Mizuho Securities, MUFG, SMBC Nikko and iA Private Wealth Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar, and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.